January 30, 2012

VIA EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

	RE:	Chico’s FAS, Inc.
Form 10-K for the fiscal year ended January 29, 2011
Filed March 22, 2011
Proxy Statement on Schedule 14A
Filed May 5, 2011
File No.: 001-16435

Dear Ms. Jenkins:

We are in receipt of the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated January 17, 2012 (the “Letter”) to Pamela K. Knous, Chief Financial Officer of Chico’s FAS, Inc. (the “Company”) in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended January 29, 2011 and Proxy Statement on Schedule 14A filed May 5, 2011. We respectfully submit the following responses to the comments reflected in the Letter.

Each of the responses below is keyed to the numbering and captioning of the comments in the Letter and appears following the respective comment, which is restated below in boldface type.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses. Please feel free to call us at the telephone number listed at the end of this letter.

U.S. Securities and Exchange Commission

January 30, 2012

Form 10-K for the Fiscal Year Ended January 29, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Key Performance Indicators, page 21

1.	We note you have identified measures such as sales per square foot, store operating contribution margin, store cash flow and inventory per square foot as key performance indicators but you do not discuss or analyze them in your disclosure. In future filings, to the extent they are material to investors, please identify and discuss key performance indicators. For example, you might discuss how sales per square foot changed during the covered periods and why management believes those changes occurred. See Section I.B of Commission Interpretive Release No. 33-8350 (2003).

Company’s response:

We note the Staff’s comment and will comply with Section I.B of Commission Interpretative Release No. 33-8350 in future filings.

U.S. Securities and Exchange Commission

January 30, 2012

Segment Reporting

2.	You disclose that you have aggregated your brands into one reportable segment. Please confirm and disclose in future filings that each of your brands has been identified as an operating segment. We further note, you disclose on page 43 that you have recorded impairment in each of the years presented on long lived assets due to the results of underperforming stores. Please tell us if you have discrete financial information on a store by store basis that is reviewed regularly by the CODM. If so, please tell us how you considered ASC 280-10-50 in identifying your operating segments and your reporting segments. Further tell us how you considered the increased DTC business and the acquisition of Boston Proper in determining your operating segments and aggregation of your operating segments under ASC 280-10-50-11.

Company’s response:

We confirm to the Staff that our Chico’s, White House | Black Market and Soma Intimates brands, as discussed in the Form 10-K for the fiscal year ended January 29, 2011, have been identified as separate operating segments in accordance with ASC 280-10-50 and that we will disclose this fact in future filings.

U.S. Securities and Exchange Commission

January 30, 2012

We further advise the Staff that discrete financial information on a store by store basis is not reviewed regularly by our CODM.

With respect to the Staff’s comment as to how we considered the increased DTC business in determining our operating segments and aggregation of such segments, we advise the Staff that our DTC activities are not a separate business from our brands. Our DTC activities provide the customer a convenient alternative to purchase brand merchandise without requiring their physical presence in our store locations. Accordingly, as stated in our Form 10-K, we are delivery method agnostic when it comes to generation of revenues for our brands. Supplementally, we advise the Staff that our CODM does not review DTC financial information on a stand alone basis.

Lastly, with respect to the Staff’s comment as to how we considered the acquisition of Boston Proper in determining our operating segments and aggregation of such segments, we advise the Staff that following this recent acquisition we conducted an updated review of our operating segments. Similar to our existing brands, Boston Proper’s Brand President is directly accountable to our CODM for the operating activities, financial results, forecasts and plans of its business operations, thus meeting the criteria for Boston Proper to be treated as an operating segment. As it relates to aggregation, the Boston Proper brand has similar economic characteristics to our other brands, as well as meeting the other aggregation criteria under ASC 280-10-50-11 and thus we concluded that in accordance with ASC 280-10-50, Boston Proper is a separate operating segment and meets the criteria for being aggregated with our other operating segments into a single reportable segment.

U.S. Securities and Exchange Commission

January 30, 2012

Proxy Statement on Schedule 14A Filed May 5, 2011

Executive Compensation, page 37

Compensation Discussion and Analysis, page 37

Components of Compensation, page 43

Annual Cash Incentive Bonus, page 43

3.	We note your table on page 44 disclosing bonus measures, targeted financial performance, targeted payout, and actual payouts for your named executive officers. However, because you do not disclose actual performance figures for several of your targets, it is unclear how these targets relate to the actual amount achieved. In particular, we note White House|Black Market brand sales and brand contribution as well as Chico’s brand sales and brand contribution. Please provide us with the actual results achieved for each performance metric or provide a supplemental analysis as to why it is appropriate to omit this information pursuant to Instruction 4 of Item 402(b) of Regulation S-K. Please confirm that in future filings you will provide similar disclosure where applicable. See Item 402(b)(2)(vii) of Regulation S-K.

Company’s response:

The actual 2010 results for the EPS, Return on Net Assets (RONA), and Comp Store Sales metrics were disclosed on page 37 of our proxy statement filed on May 5, 2011 and were as follows:

EPS: 64.1% increase compared to 2009

U.S. Securities and Exchange Commission

January 30, 2012

Return on Net Assets (RONA): 65% increase compared to 2009

Comp Store Sales: 6.3% increase

We supplementally confirm that in future filings we will provide similar disclosure where applicable.

For performance metrics for which information is not publicly available, particularly brand specific metrics, we believe it is appropriate to omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K because disclosure of the actual results for these metrics would cause substantial competitive harm to the Company. Our analysis takes into consideration Regulation S-K Compliance and Disclosure Interpretation (“C&DI”) 118.04 as guidance.

Competitive Harm Analysis

As required by the first paragraph of C&DI 118.04, we determined that disclosure of our performance targets is material to the overall context and understanding of our executive compensation policies or decisions. Therefore, as has been our practice since 2008, we have disclosed the target performance metrics for each of our named executive officers. This disclosure provides investors with information to understand the operation of our Cash Bonus Incentive Plan.

We believe that disclosure of the actual results for brand specific performance measures provides additional information that would result in substantial competitive harm to our business. Our success in the retail industry is dependent on our ability to

U.S. Securities and Exchange Commission

January 30, 2012

compete against other retailers offering competitive products and being able to strike an appropriate balance between offering competitive prices and effectively managing our costs of operations. We consider brand specific actual results, particularly brand contribution as highly sensitive and confidential.

The public disclosure of actual brand specific performance would provide our competitors with unfair insight into our sales and profitability by brand. Maintaining favorable and competitive profitability by brand is dependent on favorable relationships and pricing negotiations with our vendors. As such, it is important to us that pricing information not be shared with or be able to be derived by other retailers who may purchase or have a potential to purchase merchandise from our vendors. Furthermore, public disclosure of actual brand specific performance may provide competitors with valuable information as to our strategic direction and operations by brand which in turn would allow for competitors to effectively solicit, invest in and position resources to compete against us, resulting in competitive harm.

Therefore, in future filings and in accordance with Instruction 4 to Item 402(b) of Regulation S-K, we will expand our disclosure to address how difficult it would be for the named executive officer, or how likely it would be for the Company, to achieve each of the brand specific performance metrics.

U.S. Securities and Exchange Commission

January 30, 2012

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4947.

Sincerely,

/s/ Pamela K. Knous

Pamela K. Knous
Executive Vice President, Chief Financial Officer

cc:	Brian McAllister

Melissa Rocha

Adam Turk

Dietrich King